OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

May 29, 2009

Via Electronic Transmission

Mr. Richard Pfordte, Esq., Branch Chief

Ms. Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Registration Statement on Form N-14 for Oppenheimer Capital Income
          Fund ("Capital Income Fund"), Oppenheimer Discovery Fund

          ("Discovery Fund"), Oppenheimer International Growth

          ("International Growth Fund") and Oppenheimer Developing Markets

          Fund ("Developing Markets Fund") (each a "Registrant")

Dear Mr. Pfordte and Ms. Lithotomos:

     This correspondence explains the Boards of Directors’/Trustees' process for approving the reorganizations of Oppenheimer Convertible Securities Fund ("Convertible Securities Fund") into Capital Income Fund (Registration No. 333-158619), Oppenheimer MidCap Fund ("MidCap Fund") into Discovery Fund (Registration No. 333-158897), Oppenheimer Baring Japan Fund ("Baring Japan Fund") into International Growth Fund (333-158628) and Oppenheimer Baring China Fund ("Baring China Fund") into Developing Markets Fund.

     The Boards of Directors/Trustees of all eight funds were provided with memoranda that outlined, among other things, the rationale for the proposed reorganizations, what conditions the reorganizations must satisfy, and other factors for the board members' evaluation. At meetings of:

•	the Board of Trustees of Convertible Securities Fund, held on March 27, 2009 and April 14, 2009 and the meeting of the Board of Trustees of Capital Income Fund, held March 30, 2009;

•	the Boards of Trustees of MidCap Fund and Discovery Fund held March 27, April 14, and April 27, 2009;

•	the Board of Trustees of Baring Japan Fund and International Growth Fund held on March 27, 2009 and April 14, 2009; and

•	the Board of Trustees of Baring China Fund and Developing Markets Fund held on March 27, 2009 and April 14, 2009 the Boards considered whether to approve the proposed reorganizations, and reviewed and discussed the proposed reorganizations with the Boards’ independent legal counsel and OppenheimerFunds, Inc., the funds' investments manager. Information with respect to, among other things, each fund’s respective investment objective and policies, management fees, distribution fees and other operating expenses, historical performance and asset size also was considered by the Boards.

Based on the considerations of the items discussed above and the reasons more fully described in each Registrant's N-14 registration statement, together with other relevant factors and information, each Registrant's Board concluded that the reorganizations would be in the best interests of shareholders of its fund. Each Board unanimously voted to approve the proposed reorganization and authorized OppenheimerFunds, Inc. to file the N-14 registration statements for these reorganizations. The Boards' deliberations have been codified in the minutes of the meetings.Subsequently, members of each fund's Board were provided with a copy of the respective registration statement for their review and comment prior to filing the initial N-14.

Please do not hesitate to call me at the number listed below if you have any questions or if you need any additional information.

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards

Vice President and Associate Counsel

Tel.: 212.323.0310
Fax: 212.323.4071

tedwards@oppenheimerfunds.com

cc:     Kevin C. Rupert, SEC

         Randy G. Legg, Esq.
         Amee Kantesaria. Esq.